

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2024

Timothy S. Nicholls
Chief Financial Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re: International Paper Company**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 16, 2024**
> **File No. 001-03157**

Dear Timothy S. Nicholls:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing